                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               I.C.H. Corporation
                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                    44926L300
                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 33940 941-262-8577 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 14, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III               ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          00**

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     102,282***
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                       60,798***
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                          102,282***

                              10       SHARED DISPOSITIVE POWER
                                           60,798***

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    163,080

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8%

14   TYPE OF REPORTING PERSON

     IN-IA**

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See response to Item 3, herein.
*** See response to Item 5(b), herein.
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                                                                               1



                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1.      Security and Issuer

       This statement relates to the Common Stock $0.01 par value (the "Shares") of I.C.H. Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9404 Genesee Avenue, LaJolla, California 92037.

Item 2.      Identity and Background

       This statement is filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 33940. Miller is a registered Investment Adviser under the Investment Advisers Act of 1940, as amended. Miller's principal occupation is providing Investment Advisory services. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.      Source and Amount of Funds or Other Considerations.

       Miller is the Investment Adviser to Trust A-1, Trust A-3 and Trust A-4 (the "Trusts"). The Trusts were created pursuant to a Declaratory Judgement, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts (Trust A-2 is not relevant for the purpose of this filing). Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"), Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A. All of the Shares purchased by Miller as Investment Adviser to the Trusts (the "Trust") were purchased by funds generated and held by the Trusts. The purchase price for the Shares was $6,525.00 for Trust A-1, $62,455.96 for Trust A-3 and $138,524.38 for Trust A-4.

       Pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated December 10, 1996, Miller is the manager of Milfam LLC, an Ohio limited liability company, established on December 10, 1996. Pursuant to the Milfam I, L.P. Partnership Agreement (the "Partnership Agreement"), dated December 11, 1993, Milfam LLC is the managing general partner of Milfam I, L.P., a Georgia limited partnership, established on December 11, 1996. All of the Shares purchased by Miller on behalf of Milfam I, L.P. were purchased with money contributed to Milfam

I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P. The purchase price for the Shares was $381,802.43

       The Company emerged from Chapter 11 bankruptcy on February 19, 1997 (the "Effective Date"), pursuant to a plan of reorganization confirmed on February 7, 1997 (the "Plan"). Fifteen thousand shares of the "old" Preferred Stock were purchased by Trust A-1 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for three thousand Shares currently held by Trust A-1. Ten thousand, two hundred and ninety shares of the "old" Preferred Stock were purchased by Trust A-3 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for two thousand and fifty-eight Shares currently held by Trust A-3. Three Hundred and Fifty Thousand shares of the "old" Common Stock were purchased by Trust A-3 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for nine thousand, four hundred and fifteen Shares currently held by Trust A-3.

Item 4.      Purpose of the Transaction.

       Miller considers his beneficial ownership reported herein of the 163,080 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all of some of the Shares which he beneficially owns. Miller has no specific plan or proposal which relates to, or could result in, any of the matters referred to in Paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

       (a) Miller beneficially owns 163,080 Shares (5.8% of the outstanding Shares) pursuant to the Trust Agreement, with the respect to the Shares held of record by the Trusts and pursuant to the Partnership Agreement and the Operating Agreement, with respect to the Shares held of record by Milfam I, L.P. As of the date hereof, 3,000 Shares are owned of record by Trust A-1; 15,200 Shares are owned of record by Trust A-3; 42,598 Shares are owned of record by Trust A-4; and 102,282 are owned of record by Milfam I, L.P.

       (b) Miller has shared voting power and shared dispositive power for all such Shares held of record by the Trusts and sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P. (see Item
6).

       (c) The following tables detail the purchases by Trust A-3, Trust A-4 and Milfam I, L.P. effected during the sixty days prior to this filing, Trust A-1 did not purchase any Shares during such period. All of the transactions were open market transactions.
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                                                                               3




                                      TRUST A-3
                                      ---------

          DATE OF                   NUMBER OF SHARES           PRICE PER SHARE
          -------                   ----------------           ---------------
        TRANSACTION
        -----------
          8/11/97                               4,500                   4.901
          8/12/97                               4,700                   4.086
          8/14/97                               6,000                   4.140


                                      TRUST A-4
                                      ---------
          DATE OF                   NUMBER OF SHARES              PRICE PER SHARE
          -------                   ----------------              ---------------
        TRANSACTION
        -----------

           6/4/97                                    10,000            3.415
           6/3/97                                     2,000            3.280
           6/3/97                                    16,500            3.535
          6/10/97                                     2,058            3.437
          6/11/97                                     1,023            3.548

                                                                               4

                                  MILFAM I, LP
                                  ------------
          DATE OF                NUMBER OF SHARES              PRICE PER SHARE
          -------                ----------------              ---------------
        TRANSACTION
        -----------
           6/5/97                   16,500                         3.535
          6/18/97                    7,851                         3.539
          6/26/97                    8,240                         3.541
          6/27/97                    5,253                         3.414
           7/8/97                    4,238                         3.290
           7/9/97                    7,500                         3.283
          7/14/97                    7,500                         3.228
          7/23/97                      900                         4.125
          7/30/97                    4,700                         4.140
          7/31/97                    2,500                         4.149
           8/1/97                    4,400                         4.140
           8/6/97                    5,500                         4.140
           8/7/97                    2,100                         4.028
          8/12/97                    2,600                         4.148
          8/13/97                    3,600                         4.017
          8/14/97                    1,700                         4.035
          8/18/97                    6,100                         4.056
          8/21/97                   11,100                         4.140


             (d) Milfam I, L.P. has the right to receive dividends from, and proceeds of the sale of 102,282 Shares; Trust A-1 has the right to receive dividends from, and proceeds of the sale of 3,000 Shares; Trust A-3 has the right to receive dividends from, and proceeds of the sale of 15,200 Shares; and Trust A-4 has the right to receive dividends from, and proceeds of the sale of 42,598 Shares. Neither Milfam I, L.P. nor the Trusts (i) have the right to direct such dividends or proceeds or (ii) own 5% or more of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Trust Agreement provides:

      The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A, Trust B, Trust C or Trust D without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel ... The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

      See response to Item 5 for the number of Shares held by each of Trusts. Miller is the advisor to all such Trusts.

       The Operating Agreement provides:

       While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of [Milfam LLC] and need not seek the consent or approval of any Member with respect to any action.

       The Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of [Milfam I, L.P.] and to make all decisions regarding the affairs of [Milfam I, L.P.]. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the [Milfam I, L.P.]. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

       See response to Item 5 for the number of Shares held by Milfam I, L.P. Milfam LLC is the General Partner of Milfam I, L.P. and Miller is the manager of Milfam LLC.

Item 7.      Materials to be Filed as Exhibits:

          Exhibit    Document
          -------    --------

             99.1. Amended and Restated Trust Agreement, dated September 20, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio).

             99.2.  Operating Agreement of Milfam LLC, dated December 10, 1996.

             99.3.  Milfam I, L.P. Partnership Agreement, dated December 11,
1996.

       After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.



Dated:       August 28, 1997

                                        By: /s/ Lloyd I. Miller, III
                                            ------------------------------------
                                              Lloyd I. Miller, III

                                  EXHIBIT INDEX

          Exhibit   Document
          -------   --------

             99.1. Amended and Restated Trust Agreement, dated September 20, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio).

             99.2.   Operating Agreement of Milfam LLC, dated December 10, 1996.

             99.3.   Milfam I, L.P. Partnership Agreement, dated December 11,
1996.